SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August 2005
PETROCHINA COMPANY LIMITED
16 Andelu, Dongcheng District
Beijing, The People’s Republic of China, 100011
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                    No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          )

SIGNATURE
EX-99.1 ANNOUNCEMENT DATED AUGUST 16, 2005

     PetroChina Company Limited (the “Registrant”) is furnishing, under the cover of Form 6-K the Registrant's announcement with respect to the poll results of the Extraordinary General Meeting held on August 16, 2005.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PetroChina Company Limited

Dated: August 17, 2005	By:	/s/ Li Huaiqi
	Name:	Li Huaiqi
	Title:	Company Secretary